FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2006

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On February 9, 2006 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: February 9, 2006

Exhibit 1

Compugen Ltd. Reports Fourth Quarter

and Year-End 2005 Financial Results

TEL AVIV, ISRAEL, February 9, 2006 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year-end December 31, 2005.

"During 2005 we completed our evolution from a company providing life science software products and services on a fee basis, to a company that discovers and licenses potential therapeutic and diagnostic products to leading partners under milestone and revenue sharing agreements," stated Alex Kotzer, Compugen`s President and CEO. "A primary objective for 2006 will be to substantially increase the number of product candidates moving forward under such agreements in both current and additional areas of focus. In view of our unique multidisciplinary research team, our deeper understandings of important biological phenomena at the molecular level, and our powerful discovery engines, we are confident of our ability to achieve our goals," Mr. Kotzer concluded.

Revenues for the year 2005 were $646,000, compared to $2.6 million for 2004. The net loss for 2005 was $14.0 million (including a non-cash charge of $391,000 for amortization of deferred compensation), or $0.50 per share, compared with a net loss of $13.7 million (including a non-cash charge of $755,000 for amortization of deferred compensation), or $0.50 per share, for 2004.

For the fourth quarter ended December 31, 2005, the Company had no revenues compared to $159,000 for the same quarter in 2004. The net loss for the fourth quarter of 2005 was $3.4 million (including a non-cash charge of $78,000 for amortization of deferred compensation), or $0.12 per share, compared with a net loss of $3.7 million (including a non-cash charge of $155,000 for amortization of deferred compensation), or $0.14 per share, for the corresponding quarter in 2004.

Previously, the Company presented governmental and other grants as part of Revenues and Grants, based on the single step income statement presentation approach. These amounts have been reclassified for all periods presented and are now shown as a deduction from research and development expenses. Governmental and other grants totaled $2.3 million for 2005 compared to $1.4 million for 2004. Governmental and other grants for the fourth quarter ended December 31, 2005 were $800,000, compared with $393,000 for the corresponding quarter in 2004.

2006 Key Objectives

Diagnostic Unit:  To date, Compugen`s diagnostic activities have focused primarily on biomarker candidates for immunoassay diagnostics of various cancers and cardiovascular diseases. The Company has entered into milestone and royalty bearing agreements with three leading diagnostic companies covering the development and commercialization of potentially more than a dozen immunoassay products in these areas, based on Compugen`s discoveries. During 2006, in addition to seeking further partners in the field of immunoassay diagnostics, an important new focus for this unit will be biomarker discoveries for nucleic acid diagnostics.

Therapeutics Unit: The primary activities for this unit involve the on-going experimental validation of dozens of potential therapeutic proteins predicted by the Company's initial discovery engines and selected for further evaluation. Out of these, during the next few months, the Company intends to select for further development the therapeutic candidates that show the best results, based on their proven biological activities. This selection should also dictate the therapeutic indications that Compugen will initially focus on and for which the Company will identify additional candidates using its new discovery engines. The Company expects that during 2006 it will largely complete these validation efforts and will begin to seek partners for the further development and commercialization of successfully validated molecules.

Research and Discovery Unit: Compugen's key competitive advantages are its unique multidisciplinary research team, its deeper understandings of important biological phenomena at the molecular level, and its scientific and technological infrastructure for life science discovery. These result from the Company`s pioneering and on-going incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. During 2006, the Company intends to continue to invest substantial resources in further developing this world-class capability, including the development of new discovery engines and technologies for the discovery of novel therapeutic and diagnostic candidates.

2006 Projected Cash Uses and Balances

Compugen`s most important financial consideration is to ensure the availability of the financial resources necessary for the Company to continue to develop until it attains positive cash flow from operations.  Therefore, the key short-term financial measurements for Compugen relate to cash balances.

As of December 31, 2005, Compugen had $36.8 million in cash, cash equivalents, and marketable securities, including approximately $834,000 that was received on behalf of, and will be transferred to, research consortium partners. The Company`s expectation is that its net cash usage for 2006 will be in the range of $11-13 million, and therefore expects to end 2006 with approximately $24 million.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its fourth quarter and year-end results on February 9, 2006 at 10:00 a.m. EST.  To access the conference call, please dial 1-866-860-9642 from the US or +972-3-918-0610 internationally.  The call will also be available via live web cast through Compugen`s Website, located at www.cgen.com.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-877-332-1104 from the US or +972-3-925-5901. The replay will be available until 12 noon EST on February 11, 2006.

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About Compugen

Compugen is a biotechnology discovery company focused on therapeutic and diagnostic products. The Company`s powerful predictive models and discovery engines enable the discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s pioneering and on-going incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine.  To date, Compugen`s discovery efforts have focused mainly on cancer, cardiovascular and immune-related diseases. Product development is pursued both in-house and through collaborative arrangements. The Company's primary business goal is to out-license therapeutic and diagnostic product candidates for commercialization by leading companies under milestone and revenue sharing agreements. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2005 Unaudited	2004 Unaudited	2005 Unaudited	2004 Unaudited

Revenues	-	159	646	2,630

Cost and Expenses
Cost of revenues	-	82	148	1,100
Research and development expenses	3,148	3,469	12,695	12,039
Less: governmental and other grants	(800)	(393)	(2,254)	(1,397)
Research and development expenses, net	2,348	3,076	10,441	10,642
Sales and marketing expenses	448	315	1,772	2,378
General and administrative expenses	733	958	2,772	3,332
Amortization of deferred compensation	78	155	391	755
Total operating expenses	3,607	4,586	15,524	18,207

Operating loss	(3,607)	(4,427)	(14,878)	(15,577)
Financing income, net	210	342	682	1,417
Other income	50	355	218	605
Capital loss	-	(13)	-	(167)
Net loss	(3,347)	(3,743)	(13,978)	(13,722)
Basic and diluted net loss per ordinary share	(0.12)	(0.14)	(0.50)	(0.50)
Weighted average number of ordinary shares outstanding	27,785,461	27,685,356	27,774,535	27,473,341

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

December 31, 2005

Unaudited

		December 31, 2004 Audited

ASSETS

Current assets

Cash, cash equivalents, and marketable securities	30,987	20,574
Cash held in favor of other consortium partners	834	-
Receivables and prepaid expenses	676	1,545
Total current assets	32,497	22,119

Long-term investments
Marketable securities	4,983	27,854
Other assets	1,606	1,641
Property and equipment, net	3,020	3,739
Total assets	42,106	55,353

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities

Accounts payable and accrued expenses	3,473	3,107
Deferred revenues	200	276
Total current liabilities	3,673	3,383

Long-term liabilities
Accrued severance pay	1,659	1,878
Other long-term liabilities	60	60
Excess of losses over investment in Evogene	466	466
Total long-term liabilities	2,185	2,404

Total shareholders` equity	36,248	49,566
Total liabilities and shareholders` equity	42,106	55,353

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